SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ____________ _ _______________

FORM 11-K

____________ _ _______________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-11713

____________ _ _______________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OceanFirst Financial Corp.
975 Hooper Avenue, Toms River, New Jersey 08753

REQUIRED INFORMATION

1.        Financial Statements.
2.        Supplementary Information.
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2016
3.        Exhibits.
Exhibit 23.1: Consent of Friedman LLP
Note:    All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Ocean City Home Bank
Savings and Investment Plan

Date: June 20, 2017	By:	/s/ Gary S. Hett
Gary S. Hett
Plan Administrator

OCEAN CITY HOME BANK SAVINGS AND
INVESTMENT PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016 AND 2015

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

REQUIRED INFORMATION

Ocean City Home Bank Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and supplemental schedule are filed as a part of this Annual Report on Form 11-K.

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Information*

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	14
*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Board of Directors of
Ocean City Home Bank Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information contained in the accompanying schedule of assets (held at year end) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Friedman LLP

Marlton, New Jersey
June 20, 2017

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments
Mutual funds, at fair value	$9,010,999	$7,936,825
Employer securities, at fair value	4,575,323	2,585,851
Common collective trust, at contract value	2,217,056	1,875,194
	15,803,378	12,397,870

Notes receivable from participants	400,429	381,132
Total Assets	16,203,807	12,779,002

LIABILITIES
Excess contribution payable	—	2,189

Net assets available for benefits	$16,203,807	$12,776,813

See accompanying notes to financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2016

ADDITIONS
Investment income
Net appreciation in fair value of investments	$2,993,299
Interest and dividends	259,171
Total investment income	3,252,470

Interest income - participant loans	17,744

Contributions
Employer	246,750
Participants	657,344
Others	2,317
Total contributions	906,411

Total additions	4,176,625

Deductions
Benefits paid to participants	686,369
Deemed distributions	1,988
Administrative expenses	61,274
Total deductions	749,631

Net increase	3,426,994

Net assets available for benefits
Beginning of year	12,776,813
End of year	$16,203,807

See accompanying notes to financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
On November 30, 2016, Ocean Shore Holding Company merged into OceanFirst Financial Corp. resulting in Ocean City Home Bank, Inc. merging into OceanFirst Bank.

The Plan is a defined contribution plan covering all eligible non-union and resident full- time salaried and hourly employees of Ocean City Home Bank, (the “Employer”), prior to the merger with OceanFirst Bank. Newport Retirement Services (“Newport”) serves as the non-discretionary trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Newport. Eligible employees are automatically enrolled in the Plan thirty days after the quarter following their employment. On January 1, 2013, the Plan was amended, and as of January 1, 2013, a participant who makes an affirmative election to defer, or who was automatically enrolled into the Plan, shall have his or her elective deferral amount increased by 1% of compensation each year as of January 1, 2013, and each January 1st thereafter, unless the participant specifically elects otherwise. The increase will continue each year until the participant has reached a maximum deferral rate of 6%. All eligible employees who have attained age 18 may elect, by means of a pretax salary deferral, to contribute up to the maximum amount allowable, not to exceed the Internal Revenue Code (“IRC”) prescribed maximum. Employer matching contributions are made by the Employer equal to 50% of a participant’s deferral contributions, and are limited to deferral contributions that do not exceed certain percentage of a participant’s eligible compensation. On January 1, 2013, the Plan was amended to change employer matching contributions limitation from 4% to 3% of a participant’s eligible compensation. The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2016.

The Plan allows for rollover contributions by eligible participants. The Plan also permits eligible employees who are age fifty or older by the end of the calendar year to make catch-up contributions. Matching contributions do not apply to catch-up contributions.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF THE PLAN (Continued)

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings. Each participant’s account is charged with withdrawals and Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust, Employer securities and mutual funds as investment options for participants.

The Pension Protection Act created the Qualified Default Investment Alternative (QDIA) which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment and who is automatically enrolled. The Plan has not designated any investment as its QDIA. The Plan has designated the Stable Value Fund as the default investment.

Participant Loans
Participants may borrow from their employee elective deferral accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions. Loans to participants are reported at their unpaid principal and interest balances plus accrued interest, which approximates fair value.

Hardship Withdrawals
The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant. Permissible circumstances for hardship withdrawals include education expenses, costs directly related to the purchase of a principal residence, and costs necessary to prevent eviction from the participant’s personal residence and such other circumstances as the Plan Administrator may determine, based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after withdrawal.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant or beneficiary may elect to receive his or her vested value in the form of either a lump-sum or annual installments for a period not to exceed the life expectancy of the participant and designated beneficiary. There is a mandatory lump-sum distribution if the total value of the account is less than $1,000. Valuation of accounts is made as of the last day of the month in which the participant’s employment is terminated. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year and is 100 percent vested after five years of credited service.

Forfeited Accounts
Forfeitures used to reduce matching employer contributions totaled $2,942 for the year ended December 31, 2016. Forfeiture balances at December 31, 2016 and 2015 were $488 and $94 respectively.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of net assets available for benefits and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Investments are reported at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  Related fees are recorded as administration expense and expensed when incurred.  If a participant ceases to make a loan repayment and the plan administrator deems the loan to be a distribution, the principal loan balance is reduced and a deemed distribution is recorded.

Fully Benefit-Responsive Investment Contracts
The Plan holds a guaranteed investment contract. This contract meets the fully benefit-responsible investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Certain events limit the Plan’s ability to transact at contract value. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the plan’s prohibition on competing investment options or deletion of equality wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in the fair value of investments includes both gains and losses in investments sold during the year as well as appreciation (depreciation) of investments held at the end of the year.

Administrative Expenses and Management Fees
Certain costs and expenses of administering the Plan, such as trustee fees, are paid by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and the Stable Value Fund are deducted from income earned on a daily basis and are reflected in net appreciation (depreciation) in fair value of such investments.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements
In July 2015, the FASB issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962)
and Health and Welfare Benefit Plans (Topic 965) (Part 1) Fully Benefit Responsive Investment
Contracts, (Part II) Plan Investments Disclosures, and (Part III) Measurement Date Practical Expedient. Part 1 eliminates the requirement to measure the fair value of fully benefit responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measure using fair value by general type; however plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. Part III does not apply to the Plan. The amendments are effective for fiscal years beginning after December 15, 2015.

The Plan has adopted Parts I and II of ASU 2015-12 as of and for the year ended December 31, 2016. The applicable amendments of ASU 2015-12 have been applied retrospectively to all periods presented, which resulted in the presentation of fully benefit-responsive investment contracts at contract value and the elimination of the disclosures of a) individual investments that represent 5 percent or more of net assets available for benefits and b) the net appreciation or depreciation in fair value of investments by general type.

Subsequent Events
The financial statements were approved by management and available for issuance on June 20, 2017. Management has evaluated subsequent events through this date.

3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3 - FAIR VALUE MEASUREMENTS (Continued)

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end. Investments in mutual funds are classified as Level 1.

Employer Securities
Shares of Employer securities are valued at quoted market prices, which represent the value of shares of common stock held by the Plan at year-end. Investments in Employer securities are classified as Level 1.

Stable Value Fund
Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidation will be carried out in an orderly business manner.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4 - STABLE VALUE FUND

The Stable Value Fund is 100% invested in the Wells Fargo Stable Value Fund C (“Fund C”), a collective trust fund, reported as a fully benefit-responsive contract. Fund C invests primarily in investment contracts, including traditional guaranteed investments contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  Wells Fargo Bank, N.A. (the “Bank”) serves as the trustee and custodian for Fund C.  Galliard Capital Management, Inc., a Bank subsidiary, serves as investment advisor for Fund C.

GICs are backed by the general account of the contract issuer.  Fund C deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time.  Interest is accrued on either a simple or fully compounded basis and is paid either periodically or at the end of the contract term.  The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  Most GICs provide a fixed rate of interest over the term to maturity of the contract and, therefore, do not experience fluctuating crediting rates.

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds.  The bond portfolio is either owned directly by Fund C or owned by the contract issuer and segregated in a separate account for the benefit of Fund C. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian.  The interest crediting rate of a security-backed contract is based on contract value, and the fair value, duration, and yield to maturity of the underlying portfolio.  These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of Fund C.  The issuer guarantees that all qualified participant withdrawals will be at contract value.  The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The yield earned by Fund C with an adjustment to reflect the actual interest rate credited to participants in Fund C at December 31, 2016 and 2015 was 1.94% and 1.79%, respectively.  This represents the annualized earnings credited to participants in Fund C divided by the fair value of all investments in Fund C at December 31, 2016.

The yield earned by Fund C at December 31, 2016 and 2015 was 1.93% and 1.83%, respectively. This represents the annualized earnings of all investments in the Fund.

Participants may not transfer monies out of the Stable Value Fund to a competing fund directly or indirectly within 90 days after being withdrawn from the Stable Value Fund.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5 - RELATED PARTY TRANSACTIONS

Newport is the nondiscretionary trustee as defined by the Plan and, therefore, investments in Newport and its related entities qualify as non-discriminatory party-in-interest transactions. The balance of investments sponsored by Newport was $9,010,999 and $7,936,825 as of December 31, 2016 and 2015, respectively.

Certain officers and employees of the Employer (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan.

The Employer pays for a majority of the Plan’s administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2016, the Employer incurred audit and third party administrative fees of $18,540.

The Plan invests in shares of common stock of the Employer’s parent company, OceanFirst Financial Corp. At December 31, 2016 and 2015, the Plan held common stock valued at $4,575,323 and $2,585,851, respectively.

6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7 - RISKS AND UNCERTAINTIES (Continued)

At December 31, 2016 and 2015, approximately 28% and 20%, respectively, of the Plan’s net assets available for benefits were invested in the common stock of the Employer's parent.  The underlying values of the Employer's parent's common stock are entirely dependent upon the performance of the Employer's parent and the market’s evaluation of such performance.

8 - TAX STATUS

The Company adopted a pre-approved prototype plan. The Internal Revenue Service determined that the prototype plan, by a letter dated March 31, 2008, is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and U.S. Department of Labor. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Net assets available for benefits per financial statements	$16,203,807	$12,776,813

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,438	37,127

Net assets available for benefits per Form 5500	$16,208,245	$12,813,940

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2016:

Total investment income per the financial statements	$2,993,299

Adjustment from contract value to fair value for fully benefit responsive investment contracts - prior year	(37,127)

Adjustment from contract value to fair value for fully benefit- responsive investment contracts - current year	4,438
Net investment income per the Form 5500	$2,960,610

SUPPLEMENTAL INFORMATION

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
EIN 21-0478350 PLAN NO. 002
SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(a)	(b)	Identity of Issue, Borrower, Lessor or Similar Party	(c)	Description of Investment, Including Maturity Date and Rate of Interest	(d) Cost **	(e)Current Value
*		Newport Retirement Services		American Fund New Perspective R6		$251,001
*		Newport Retirement Services		American Balanced Fund		1,502,736
*		Newport Retirement Services		American Fund Europacific R6		546,077
*		Newport Retirement Services		American Fund New Economy R6		202,741
*		Newport Retirement Services		Baird Mid Cap Instl		1,946
*		Newport Retirement Services		Blackrock GNMA Instl		278
*		Newport Retirement Services		Franklin Small Cap Growth		79,874
*		Newport Retirement Services		Ivy High Income I		215,783
*		Newport Retirement Services		John Hancock Disciplined Value		726,048
*		Newport Retirement Services		JP Morgan Disciplined Equity		915,816
*		Newport Retirement Services		PIMCO Income Instl		18,566
*		Newport Retirement Services		Prudential Total Return Bond		439,503
*		Newport Retirement Services		T. Rowe Price Instl LG Cap Growth		1,046,295
*		Newport Retirement Services		Vanguard 500 Index		799,540
*		Newport Retirement Services		Vanguard Mid Cap Value Index		100,518
*		Newport Retirement Services		Vanguard Mid Cap Index Fund		22,547
*		Newport Retirement Services		Vanguard Small Cap Index		203,738
*		Newport Retirement Services		Vanguard Target Retire 2010		233,294
*		Newport Retirement Services		Vanguard Target Retire 2020		384,722
*		Newport Retirement Services		Vanguard Target Retire 2030		797,865
*		Newport Retirement Services		Vanguard Target Retire 2040		304,771
*		Newport Retirement Services		Vanguard Target Retire 2050		180,484
*		Newport Retirement Services		Vanguard Target Retire 2060		33,077
*		Newport Retirement Services		Vanguard Target Retire Income		3,674
*		Newport Retirement Services		Stock Liquidity		105
*		OceanFirst Financial Corp., common stock		OceanFirst Financial Corp., common stock		4,575,323
		Wells Fargo Bank Minnesota, NA		Stable Value Fund 80		2,217,056
						15,803,378
				Participant loans maturing 2017 to 2027
*		Loans to participants		at interest rates of 4.25% to 4.50%		400,429
		Total				$16,203,807

*		Party-in-interest
**		Omitted - All are participant-directed transactions under an individual account plan